TELEMAR RAISES US$ 550 MILLION IN THE INTERNATIONAL CAPITAL MARKETS

Financing to be used for Capex and to replace supplier loans

Rio de Janeiro, January 24, 2003 - Tele Norte Leste Participações (NYSE: TNE) announced today that it has raised US$ 550 million in the international capital markets through two financing operations. One of the operations, for US$ 300 million, was led by the Banks Société Générale and KFW (bank of promotion of the German Government). The second is a credit facility of US$ 250 million from the Japanese Bank for International Cooperation (JBIC).

The funding from JBIC will be used for capital expenditures. The loan matures in eight years and amortizes semi-annually. The annual cost of the financing is YEN Libor, which is approximately 0.07%, plus the spread of 1.25%. The company is evaluating the best date to withdraw the resources.

The financing led by Société Générale and the KFW will replace loans from suppliers. The annual cost of the operation is Libor plus the spread, which varies between 0.75% and 4.30%. With a grace period of two years, the financing has semi-annual amortization and a nine to ten year maturity. The operation has its political risk insured by multilateral agencies of France, Finland and Germany, respectively, Coface, Finnvera and Hermes.

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 **3131 1208**

Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314

Fax: 55 21 3131 1155

GLOBAL CONSULTING GROUP
Rick Huber (richard.huber@tfn.com)

Mariana Crespo (mariana.crespo@tfn.com)

Tel: 1 212 807 5026
   Fax: 1 212 807 5025

Visit our Investor Relations Website: www.telemar.com.br/ir